Exhibit 99.2
PRESS RELEASE
BANCO ESPIRITO SANTO DE INVESTIMENTO PROPOSED ACQUISITION
OF CONTROLLING STAKE IN EXECUTION NOBLE
TO CREATE A NEW INTERNATIONAL INVESTMENT BANKING LEADER
LONDON, February 8th, 2010 —
The Boards of Banco Espirito Santo de Investimento S.A (‘BESI’), the Lisbon based investment bank of the Banco Espirito Santo (BES) Group, and Execution Holdings Limited (‘Execution Noble’), now known as Execution Noble, the international investment banking group, are pleased to announce that they have agreed terms of a recommended offer for BESI to acquire a 50.1% stake. The senior management and staff of Execution Noble will remain significant shareholders in the business.
The combined group provides the foundation for a new international leader in integrated investment banking services, with a significant distribution platform and critical mass in key emerging markets including Brazil and India.
With BESI, Execution Noble’s capital base will be strengthened and the equities and fixed-income teams will be widened to provide an emerging-markets securities franchise and specialised Iberian coverage. BESI will also provide access to an underwriting capability as part of Execution Noble’s equity and fixed income markets offering.
The combined group will offer a full range of product strengths in: corporate finance/ M&A; capital markets; corporate broking; research; corporate access; equities, derivatives and fixed income sales and trading. The new group will also include Execution Noble’s unique reinsurance distribution platform.
BESI together with Execution Noble will have a combined investment banking headcount of close to 1,000 with offices in Lisbon, London, Madrid, Edinburgh, Dublin, Frankfurt, New York, Boston, Greenwich CT, Mumbai, Hong Kong, Sao Paulo and Warsaw.
Execution Noble is a leading investment banking and securities firm focusing on large and mid cap pan-European secondary equities and research, with an established distribution platform across London, New York, and Hong Kong. In the latter half of 2009, the group expanded into fixed income and its acquisition of the Noble Group added a primary origination capability which enhanced its ability to compete for significant M&A and equity capital markets’ mandates. The acquisition of Noble also strengthens the mid cap research product, with a highly rated Indian research product being added.

BESI is the fully-owned investment bank of BES Group. Over the last ten years, BESI has invested in international expansion, leveraging a long-standing leadership position in all key investment banking product areas in its domestic Iberian market. BESI has extended its reach internationally in Brazil, Poland, UK, Ireland and the US, and plans to move into Africa in the near future. BESI has a team of almost 700 professionals worldwide (of which around 60% are outside of Portugal) covering a wide-range of products, clients and selective markets.
BESI has, over the last seven years, been the undisputed market leader in investment banking in Portugal and is the 3rd largest broker by trading volume in Spain. It is also the number one M&A adviser in Iberia (by number of transactions) and in 2009 it ranked first in the world in Financial Advisory in renewables. BESI’s balance sheet was close to €6bn (total assets as at 31 December 2009) and the BES Group had total assets of €82.3bn, as at 31 December 2009. In 2009, BESI generated profit before tax of around €70m, despite market conditions, and the BES group posted net profits after tax of €522.1m (up 30% on the previous year).
For BESI, Execution Noble provides a top quality international distribution platform and investment banking team, allowing it to operate through the key financial markets of London, New York and Hong Kong. It also enables it to establish an enlarged international securities business, leverage its primary and secondary fixed income and equities presence in Iberia and its primary origination capabilities in Europe and Emerging Markets, in particular Brazil and, increasingly, Africa.
The new Board of Directors will include, among others, Jose Maria Espirito Santo Ricciardi as its Chairman with Nick Finegold (current Chairman of Execution Noble) and Luis Luna Vaz (BESI Global Head of Capital Markets and Board Member) as Vice-Chairmen. Simon Brookhouse will continue as CEO. Paulo Araújo from BESI and Angus Macpherson and Charles Ashton, from Execution Noble, will be executive board members.
Completion of the offer is subject to obtaining the necessary regulatory consents and the satisfaction or waiver of a number of other conditions customary in an offer of this nature. The offer is being made through Espirito Santo Investment Holding Ltd, a wholly owned subsidiary of BESI.
Jose Maria Espirito Santo Ricciardi, CEO of BESI said: “This acquisition establishes our ambition of becoming a key international Investment Banking player. The transaction will open new opportunities for Execution Noble while preserving its individuality. Execution Noble is complementary to our existing international reach and product suite, developing our distribution platform considerably in terms of Large and Mid Cap equity trading, which in turn will strengthen our Iberian and Emerging Market investment banking and origination capabilities. ”

Nick Finegold, Chairman of Execution Noble said: “The Execution Noble team will continue to have a significant stake in the business and the enlarged firm will, with our new partner’s backing, capitalise on current regulatory economic and political uncertainties to build a new type of investment bank. We will have a leading position in some of the world’s most exciting emerging markets, notably Brazil and India, in addition to a strong pan-European footprint. The enlarged firm will continue to leverage its technical excellence with a strong social and moral conscience. We will also benefit from access to BESI’s investment banking expertise and product reach.”

For further information, please contact:
Banco Espirito Santo de Investimento S.A.

José Maria Espirito Santo Ricciardi, Chief Executive	+351 21 330 9530
Luis Luna Vaz, Executive Board Member	+351 21 319 6904
Paulo Araújo, Senior Managing Director	+44 20 7246 0186
Tara Cemlyn-Jones, Executive Director	+351 21 319 6904

Execution Noble

Nick Finegold, Executive Chairman	+44 20 7456 9191
Simon Brookhouse, Chief Executive	+44 20 7456 9171
Angus Macpherson, Deputy CEO	+44 131 270 3588

College Hill

Mike Davies	+44 20 7457 2025
Adam Aljewicz
Richard Pearson

Cubitt Consulting
Michael Henman	+44 20 7367 5106
Caroline Merrell	+44 20 7367 5103

Notes to editors
About Banco Espirito Santo de Investimento (BESI)
Banco Espírito Santo de Investimento, headquartered in Lisbon, Portugal, is the investment bank of Banco Espírito Santo, the largest listed bank and the second largest private financial institution in Portugal. The Investment Bank’s business approach focusses on Client driven solutions and is based on a multi-specialist structure with wide sector and geographic coverage. BESI has a well established presence in M&A, Project Finance and Securitisation, Acquisition Finance, Capital Markets and Private Equity products. The Bank operates in three continents, offering innovative financial solutions in Europe (Iberian Peninsula, UK and Poland), in the Americas (Brazil and US) and in Africa (mainly in Angola). www.esinvestment.com

About Execution Noble
Execution Noble is a leading international investment banking group providing clients with execution; equity sales and trading; research; M&A; corporate finance; corporate broking; equity capital markets; and corporate access. The group has around 250 staff and recognised leadership in sell-side alpha generation, analyst research, agency broking, and growth and mid cap corporate broking and financial advisory services. It also operates agency credit and derivatives businesses. Headquartered in London, with offices in Scotland, the United States, Hong Kong, India, and Germany, Execution Noble has been servicing many of the world’s major investing institutions, including mutual funds, pension funds, insurance companies and hedge funds since 2001, as well as over 500 listed and unlisted growth and mid-cap companies. Empowered by its technology and differentiated by its people, Execution Noble also provides access to the market’s core liquidity providers through extensive personal relationships and expertise. www.execution-noble.com
Notice to US Investors
The offer relates to the shares of an English company and is proposed to be made by means of a takeover offer under English law. Accordingly, the offer is subject to the disclosure requirements and practices applicable in England to a takeover offer, which differ from the disclosure requirements of the United States.
Financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since ESIH and Execution Noble are non-US companies, and some or all of their officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.
The Execution Noble shares are not and the ESIH shares will not be registered under the US Securities Act of 1933, as amended, (the ‘Securities Act’) and will be issued to Execution Noble shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act. In addition, the ESIH shares have not been and will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements.

In accordance with the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder with respect to the ESIH shares to be issued in connection with the offer, ESIH will submit to the US Securities and Exchange Commission any informational document it publishes or otherwise disseminates to holders of Execution Noble shares related to the offer.